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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   REPORT ON FORM 6-K DATED NOVEMBER 27, 2007

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 10, 2007 (File No. 333-137628).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: November 27, 2007
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Worldwide
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                       REPORTS THIRD QUARTER 2007 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, NOVEMBER 27, 2007 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the third quarter ended September 30, 2007.

     For the quarter ended September 30, 2007, revenues increased by 28.5% to
$30.9 million, compared to $24.1 million for the third quarter of 2006. Gross profit for the quarter increased by 25.3% to $16.2 million, or 52.3% of revenues, compared to gross profits of $12.9 million, or 53.7% of revenues for the same period last year.

     For the quarter ended September 30, 2007, operating income increased by
125.1% to $3.2 million, or 10.2% of revenues, compared to operating income of
$1.4 million, or 5.8% of revenues for the same period last year. Net income for the quarter increased by 75.4% to $2.3 million, or $0.14 per diluted share, compared to net income of $1.3 million for the comparable period in 2006.

     Excluding the effects of non-cash stock-based compensation expenses, operating income was $3.4 million, or 11.0% of revenues, compared to operating income of $1.8 million, or 7.5% of revenues, for the same period of 2006.

     Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $2.6 million, or $0.15 per diluted share, an increase of 49.5% from net income of $1.7 million for the comparable period in 2006.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of September 30, 2007, the Company had cash and cash equivalents, including short-term investments of $34.7 million.

     Commenting on the results, Giora Ben-Ze'ev, President and Chief Executive
Officer of Shamir, said, "Our results for the third quarter reflect the growing demand for Shamir's products and services. Our revenue growth was well spread over most of our operations, especially in our European subsidiaries. We continued to see the expansion of our customer base particularly in the United
Kingdom and France, where both operations executed according to plan."

     Mr. Ben-Ze'ev continued, "In Portugal, we have significantly improved efficiency. We have extended our operation and occupied our new facility, while maintaining our high level of manufacturing quality. "

     Mr. Ben-Ze'ev concluded, "In short, we had a good quarter and showed steady progress in our businesses worldwide. Our results demonstrate the positive momentum of our technology and lenses and reflect our strategy of growing worldwide on one hand and controlling our operational expenses on the other hand. Based on our results we are updating our top-line growth forecast for the fiscal year ending on December 31, 2007, from the previously provided range of
12%-20% revenue growth, to 16%-20%."

SHAMIR / PAGE 2

CONFERENCE CALL:

     Shamir has scheduled a conference call for 9:00 a.m. today to discuss third quarter results. To participate in the call, please dial 888-694-4676 (U.S. and
Canada) or 973-582-2737 (International). The conference ID for this event is
9462512. For those unable to participate there will be replay available from
12:00 p.m. EST on November 27, 2007 through 11:59 p.m. EST, December 4, 2007.
Please call: 1-877-519-4471 (U.S. and Canada) 1-973-341-3080 (International).
The ID code for the replay is 9462512.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses, reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM),
Shamir Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on
Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               As of December 31,    As of September 30,
                                                                   --------               --------
                                                                     2006                   2007
                                                                   --------               --------
                                                                                         (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                          $ 23,205               $ 19,019
Short-term investment                                                16,911                 15,659
Trade receivables (1)                                                23,903                 31,209
Other receivables and prepaid expenses                                6,579                  7,165
Inventory                                                            27,898                 26,119
                                                                   --------               --------
   TOTAL CURRENT ASSETS                                              98,496                 99,171

LONG-TERM INVESTMENTS:
Severance pay fund                                                    2,542                  3,040
Loan to a related party                                               1,297                     20
Loan to others                                                          240                      -
Long-term receivables                                                     -                  1,485
Investments in affiliates                                             3,513                  4,365
                                                                   --------               --------
   TOTAL LONG-TERM INVESTMENTS                                        7,592                  8,910

PROPERTY, PLANT AND EQUIPMENT, NET                                   28,368                 37,883
OTHER ASSETS                                                          5,362                  6,610
GOODWILL                                                              7,178                  7,426
                                                                   --------               --------
   TOTAL ASSETS                                                    $146,996               $160,000
                                                                   ========               ========

CURRENT LIABILITIES:
Short-term bank credit and loans                                   $ 13,654               $ 15,293
Current maturities of long-term loans                                 4,428                  6,116
Trade payables                                                        8,930                 13,588
Accrued expenses and other liabilities                               11,544                 11,433
                                                                   --------               --------
   TOTAL CURRENT LIABILITIES                                         38,556                 46,430

LONG-TERM LIABILITIES:
Long-term loans                                                      17,995                 18,776
Capital leases                                                        4,304                  4,554
Accrued severance pay                                                 2,828                  3,312
Other long-term liabilities                                               -                    756
Deferred income taxes                                                 1,287                  1,540
                                                                   --------               --------
   TOTAL LONG-TERM LIABILITIES                                       26,414                 28,938

MINORITY INTERESTS                                                    2,223                  1,319
                                                                   --------               --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31,
2006 and September 30, 2007; Issued and outstanding:
16,256,514 and 16,423,740 shares at December 31, 2006
and September 30, 2007, respectively                                     37                     37
Additional paid-in capital                                           65,599                 66,340
Accumulated other comprehensive income                                  958                  1,423
Retained earnings                                                    13,209                 15,513
                                                                   --------               --------
   TOTAL SHAREHOLDERS' EQUITY                                        79,803                 83,313
                                                                   --------               --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $146,996               $160,000
                                                                   ========               ========

     (1)  Net of allowance for doubtful accounts of $ 1,053 and $ 1,673 as of
          December 31, 2006 and September 30, 2007, respectively.

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   Three Months Ended September 30,        Nine Months Ended September 30,
                                                    ------------------------------          ------------------------------
                                                       2006                2007                2006                2007
                                                    ----------          ----------          ----------          ----------
                                                   (Unaudited)          (Unaudited)         (Unaudited)         (Unaudited)

Revenues, net                                       $   24,070          $   30,934          $   71,843          $   89,823
Cost of revenues                                        11,153              14,747              31,933              42,622
                                                    ----------          ----------          ----------          ----------
Gross profit                                            12,917              16,187              39,910              47,201

Operating Expenses:
      Research and development costs                       599                 639               1,740               1,901
      Selling and marketing expenses                     8,043               8,961              24,336              26,469
      General and administrative expenses                2,867               3,418               8,014               9,628
                                                    ----------          ----------          ----------          ----------
Total operating expenses                                11,509              13,018              34,090              37,998
                                                    ----------          ----------          ----------          ----------
Operating income                                         1,408               3,169               5,820               9,203

Financial expenses (income) and other, net                  (7)                (25)                270                 133
                                                    ----------          ----------          ----------          ----------
Income before taxes on income                            1,415               3,194               5,550               9,070
Taxes on income                                            610               1,277               2,263               3,352
                                                    ----------          ----------          ----------          ----------
Income after taxes on income                               805               1,917               3,287               5,718

Equity in losses of affiliates, net                         16                  16                  95                  19
Minority interest in losses of subsidiaries               (524)               (402)             (1,867)               (934)
                                                    ----------          ----------          ----------          ----------
Net income                                          $    1,313          $    2,303          $    5,059          $    6,633
                                                    ==========          ==========          ==========          ==========

Net earnings per share:
      Basic                                         $     0.08          $     0.14          $     0.31          $     0.41
                                                    ==========          ==========          ==========          ==========
      Diluted                                       $     0.08          $     0.14          $     0.31          $     0.40
                                                    ==========          ==========          ==========          ==========

Number of shares:
      Basic                                             16,257              16,418              16,257              16,311
      Dilutive                                          16,543              16,568              16,549              16,553

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and Net Income
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           Three Months Ended September 30,         Nine Months Ended September 30,
                                            ------------------------------          ------------------------------
                                               2006                2007                2006                2007
                                            ----------          ----------          ----------          ----------
                                           (Unaudited)         (Unaudited)          (Unaudited)         (Unaudited)

Operating income                            $    1,408          $    3,169          $    5,820          $    9,203

Non-GAAP adjustment:
      Stock based compensation                    (393)               (248)             (1,105)               (741)
                                            ----------          ----------          ----------          ----------
Non-GAAP operating income                   $    1,801          $    3,417          $    6,925          $    9,944
                                            ==========          ==========          ==========          ==========

Net income                                  $    1,313          $    2,303          $    5,059          $    6,633

Non-GAAP adjustment:
      Stock based compensation, net               (393)               (248)             (1,105)               (741)
                                            ----------          ----------          ----------          ----------
Non-GAAP net income                         $    1,706          $    2,551          $    6,164          $    7,374
                                            ==========          ==========          ==========          ==========

Non-GAAP net earnings per share :
      Basic                                 $     0.10          $     0.16          $     0.38          $     0.45
                                            ==========          ==========          ==========          ==========
      Diluted                               $     0.10          $     0.15          $     0.37          $     0.45
                                            ==========          ==========          ==========          ==========

Number of shares:
      Basic                                     16,257              16,418              16,257              16,311
      Dilutive                                  16,543              16,568              16,549              16,553